FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2002


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes        No   X
                                -----      -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Stelmar Shipping Ltd.(the "Company") is notifying its shareholders that the Annual Meeting of the shareholders of the Company, which was to be held on April 12, 2002 at 10:30 a.m. Eastern Daylight Time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York has been rescheduled. The Annual Meeting will now be held on April 19, at the same time and location as was previously scheduled. The record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any postponement or adjournment thereof remains the close of business on March 4, 2002.

          Set forth herein, as Schedule 1, is an announcement of the deferral of the Annual Meeting, by the Chief Executive Officer of the Company, mailed to shareholders on or about April 4, 2002.

                                                                      SCHEDULE 1





                                 [STELMAR LOGO]



          To Our Shareholders:

          Please note the date of our Annual Shareholders Meeting has been deferred to April 19, 2002 at 10:30 a.m.


          Sincerely,

          /s/Peter Goodfellow
          Peter Goodfellow
          Chief Executive Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  April 4, 2002                                  By:  /s/Peter Goodfellow
        -------------------
        Peter Goodfellow
        Chief Executive
        Officer




02509.006 #315525